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ROPES & GRAY

ROPES & GRAY LLP
ONE METRO CENTER 700 12TH STREET, NW SUITE 900 WASHINGTON, DC 20005-3948 202-508-4600 F 202-508-4650
BOSTON NEW YORK SAN FRANCISCO WASHINGTON, DC

May 11, 2004

04029520

Michele C. Natal
(212) 841-0402
mnatal@ropesgray.com

MAY 11

PROCESSED
MAY 18 2004
THOMSON FINANCIAL

BY HAND

U.S. Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: The PIMCO funds listed on Exhibit A attached hereto (collectively, the "PIMCO Funds") (File No. 811-6161)

Ladies and Gentlemen:

On behalf of the PIMCO Funds, please find enclosed a copy of the following complaint, which is being filed pursuant to Section 33 of the Investment Company Act of 1940:

> McBride v. Allianz Dresdner Asset Management of America L.P., Civil Action No. 04-CV-683(PCD), United States District Court for the District of Connecticut (filed on April 23, 2004). The complaint is a derivative action filed on behalf of the PIMCO Funds and other funds in the PIMCO fund family against the PIMCO Funds' investment advisers and sub-advisers an affiliated adviser, their corporate parents and the PIMCO Funds' trustees.

Please direct any questions or comments relating to the enclosed materials to the undersigned at the above number or Michael G. Doherty, Esq. at (212) 497-3612 or David C. Sullivan, Esq. at (617) 951-7362.

Please acknowledge receipt of this letter and the materials being submitted for filing by stamping the enclosed copy of this letter and returning it to the messenger.

Respectfully submitted,

Michele C. Natal /sks

Michele C. Natal

Enclosure

cc: Newton B. Schott, Jr., Esq. (w/o encl.)
Joseph B. Kittredge, Jr., Esq. (w/o encl.)
David C. Sullivan, Esq. (w/o encl.)
Harvey J. Wolkoff, Esq. (w/o encl.)
Michael G. Doherty, Esq. (w/o encl.)

Exhibit A

PIMCO ASSET ALLOCATION FUND
PIMCO PEA VALUE FUND
PIMCO PEA RENAISSANCE FUND
PIMCO PEA GROWTH AND INCOME FUND
PIMCO PEA GROWTH FUND
PIMCO PEA TARGET FUND
PIMCO PEA OPPORTUNITY FUND
PIMCO PEA INNOVATION FUND
PIMCO NFJ LARGE-CAP VALUE FUND
PIMCO NFJ DIVIDEND VALUE FUND
PIMCO NFJ SMALL-CAP VALUE FUND
PIMCO CCM CAPITAL APPRECIATION FUND
PIMCO CCM MID-CAP FUND
PIMCO RCM LARGE-CAP GROWTH FUND
PIMCO RCM TAX-MANAGED GROWTH FUND
PIMCO RCM MID-CAP FUND
PIMCO RCM GLOBAL SMALL-CAP FUND
PIMCO RCM INTERNATIONAL GROWTH EQUITY FUND
PIMCO RCM GLOBAL HEALTHCARE FUND
PIMCO RCM BIOTECHNOLOGY FUND
PIMCO RCM GLOBAL TECHNOLOGY FUND
PIMCO NACM VALUE FUND
PIMCO NACM FLEX-CAP FUND
PIMCO NACM GROWTH FUND
PIMCO NACM GLOBAL FUND
PIMCO NACM INTERNATIONAL FUND
PIMCO NACM PACIFIC RIM FUND

34~ DOC (PLA)

FRANCIS M. GREGOREK (144785)
BETSY C. MANIFOLD (182450)
FRANCIS A. BOTTINI, JR. (175783)
RACHELE R. RICKERT (190634)
WOLF HALDENSTEIN ADLER
FREEMAN & HERZ LLP
Symphony Towers
750 B Street, Suite 2770
San Diego, CA 92101
Telephone: 619/239-4599
Facsimile: 619/234-4599

Attorneys for Plaintiff

[Additional Counsel Appear On Signature Page]

FILED
2004 MAR 22 PM 1:52
CLERK U.S. DISTRICT COURT
CENTRAL DIST. OF CALIF.
SANTA ANA

UNITED STATES DISTRICT COURT
FOR THE CENTRAL DISTRICT OF CALIFORNIA
SOUTHERN DIVISION

JACK MCBRIDE and JAMES OSHODE, derivatively on behalf of the PIMCO TOTAL RETURN FUND, THE PEA INNOVATION FUND, PIMCO FUNDS TRUST, PIMCO FUNDS MULTI-MANAGER SERIES, and the "PIMCO FUNDS,"[1] Plaintiff(s), vs. ALLIANZ DRESDNER ASSET MANAGEMENT OF AMERICA L.P., PIMCO ADVISORS DISTRIBUTORS LLC, PACIFIC INVESTMENT	Case No. **SACV04-00342 DOC (PLAx)** DERIVATIVE COMPLAINT JURY TRIAL DEMANDED

[Caption continues on next page]

DOCKETED ON CM
APR - 1 2004
BY 067

[1] A list of funds comprising the "PIMCO Funds" is attached to this Derivative Complaint as Exhibit A hereto.

(1)

MANAGEMENT COMPANY LLC, PEA CAPITAL LLC f/k/a PIMCO EQUITY ADVISORS LLC, CADENCE CAPITAL MANAGEMENT LLC, RCM CAPITAL MANAGEMENT LLC, NICHOLAS-APPLEGATE CAPITAL MANAGEMENT LLC, NFJ INVESTMENT GROUP, L.P., WILLIAM GROSS, WILLIAM S. THOMPSON JR., RICHARD M. WEIL, KENNETH CORBA, TAEGAN GODDARD, JOHN CASHWELL, DOUGLASS ONGARO, DAVID HINMAN, SCOTT SPALDING, CAROL RODGERSON, ANDRE MALLEGOL, MICHAEL GATTNEY, BRENT R. HARRIS, R. WESLEY BURNS, E. PHILIP CANNON, VERN O. CURTIS, J. MICHAEL HAGAN, WILLIAM J. POPEJOY, STEPHEN J.TREADWAY, DONALD P. CARTER, GARY A. CHILDRESS, THEODORE J. COBURN, W. BRYANT STOOKS,GERALD M. THORNE, CANARY CAPITAL PARTNERS, LLC, CANARY INVESTMENT MANAGEMENT, LLC, CANARY CAPITAL PARTNERS, LTD., DAVID BYCK, BREAN MURRAY, INC., JOHN DOES 1-50, and JOHN DOES 51-100,

Defendant(s),

and

PIMCO TOTAL RETURN FUND, THE PEA INNOVATION FUND, PIMCO FUNDS TRUST, PIMCO FUNDS: MULTI-MANAGER SERIES, and the "PIMCO FUNDS,"

Nominal Defendants.

DERIVATIVE COMPLAINT

Plaintiffs, Jack McBride and James Oshode, derivatively on behalf of the PIMCO Total Return Fund, the PEA Innovation Fund, PIMCO Funds Trust, PIMCO Funds: Mutli-Manager Series and the PIMCO Funds, hereby complains against the Defendants as follows:

JURISDICTION AND VENUE

1. This Court has jurisdiction over this action pursuant to Section 44 of the Investment Company Act of 1940 ("Investment Company Act"), 15 U.S.C. § 80a-43; Section 27 of the Securities Exchange Act of 1934 (the "Exchange Act"), 15 U.S.C. § 78aa; and 28 U.S.C. § 1331.

2. This Court also has supplemental jurisdiction, pursuant to 28 U.S.C. § 1367(a), over the state law claims asserted herein, because they arise out of and are part of the same case or controversy as the federal claims alleged.

3. Venue is proper in this judicial district because some or all of the Defendants conduct business in this district and some of the wrongful acts alleged herein took place or originated in this district.

4. In connection with the acts and practices alleged herein, Defendants directly or indirectly used the mails and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications, and the facilities of the national securities markets and national securities exchanges.

PARTIES

Plaintiff

5. Plaintiff Jack McBride, a resident of Oakland County, Michigan, purchased shares of PIMCO Total Return Fund prior to August 2002 and continues to hold such shares.

6. Plaintiff James Oshode, a resident of Clayton County, Georgia, purchased shares of the PIMCO Total Return Fund and PEA Innovation Fund prior to 2000 and continues to hold such shares.

PIMCO Defendants

7. Defendant Allianz Dresdner Asset Management of America L.P. ("ADAM") is a limited partnership organized under the laws of the State of Delaware. ADAM is one of the largest international financial organizations with more than $493.58 billion in assets under management as of December 31, 2003. ADAM offers a wide variety of financial services and instruments. Through its subsidiaries and affiliates that act as mutual fund retailers, broker-dealers, and investment advisors, ADAM sells and advises mutual funds, including, but not limited to, the PIMCO Funds. ADAM is the majority owner of defendants PEA Capital LLC and Pacific Investment Management Company LLC. ADAM is located at 888 San Clement, Suite 100, Newport Beach, California 92660.

8. Defendant PIMCO Advisors Distributors LLC ("PAD") is a limited liability company organized under the laws of the State of Delaware. PAD is the fund distributor for the PIMCO Funds. As part of this duty, PAD reviews all of the trading activity in various PIMCO funds to determine whether the trades violate the PIMCO Fund's market timing policy and whether such accounts should be halted. PAD facilitated the market timing scheme by intentionally establishing accounts for such purpose, processing market timing trades on behalf of Canary, as defined in ¶30, among others, with full knowledge that such trades violated the PIMCO Fund's market timing policy and should be prevented. Moreover, PAD created monthly reports of Canary's market timing activity in furtherance of the scheme. PAD is located at 2187 Atlantic Street, Stamford, Connecticut 06902.

9. Defendant Pacific Investment Management Company LLC ("PIMCO Advisors") is a limited liability company organized under the laws of the State of Delaware. PIMCO Advisors was registered as an investment adviser under the Investment Advisers Act and is majority owned subsidiary of ADAM with a minority interest held by PIMCO Partners, LLC. PIMCO Partners, LLC is owned by the current managing directors and executive management of PIMCO. PIMCO Advisors, alone or with the sub-advisers described in ¶¶10-14, was the adviser to the PIMCO Funds during the period of misconduct alleged herein. As the investment advisor to the PIMCO Funds, PIMCO Advisors directs the investments of the

PIMCO Funds in accordance with each funds investment objectives, policies and restrictions. Where sub-advisers direct the investments of the funds, PIMCO Advisors has the responsibility to oversee the Sub-Advisers and to recommend their hiring, termination and replacement. Directly, or through third parties, PIMCO Advisors provides the PIMCO Funds with investment management and related administrative services and facilities, including portfolio management and trade execution. PIMCO Advisors and its investment management affiliates had approximately $469 billion in assets under management as of December 31, 2003. PIMCO Advisors is located at 840 Newport Center Drive, Newport Beach, California 92600.

10. Defendant PEA Capital LLC ("PEA"), formerly known as PIMCO Equity Advisors LLC, is a limited liability company organized under the laws of the State of Delaware. PEA is a wholly owned indirect subsidiary of ADAM and was registered as an investment adviser under the Investment Advisers Act. PEA offers investors a wide range of investment products and acts as the sub-adviser and provides investment advisory services to the PEA family of funds (the "PEA Funds"). As a sub-adviser, PEA has full investment discretion with respect to the investment of the PEA Fund's assets, subject to the general supervision of the Adviser, PIMCO Advisors. Accounts managed by PEA had combined assets of

approximately $9.2 billion as of September 30, 2003. PEA is located at 1345 Avenue of the Americas, 50th Floor, New York, New York 10105.

11. Defendant Cadence Capital Management LLC ("Cadence"), a limited liability company organized under the laws of the State of Delaware and registered as an investment adviser under the Investment Advisers Act, provides investment advisory services as the sub-adviser to the CCM Capital Appreciation Fund, CCM Mid-Cap Fund, CCM Focused Growth Fund, and the CCM Emerging Companies Fund (the "PIMCO CCM Funds"). Accounts managed by Cadence had combined assets of approximately $5.7 billion as of December 31, 2003. Cadence is located at 265 Franklin Street, 11th Floor, Boston, Massachusetts 02110.

12. Defendant RCM Capital Management LLC ("RCM"), an indirect wholly-owned subsidiary of Allianz AG and an affiliate of ADAM was registered as an investment adviser under the Investment Advisers Act and provides investment advisory services as the sub-adviser to the RCM Large-Cap Growth Fund, the RCM Tax-Managed Growth Fund, the RCM Mid-Cap Fund, the RCM Biotechnology Fund, the RCM Global Small-Cap Fund, the RCM Global Technology Fund, the RCM Global Healthcare Fund and the RCM International Growth Equity Fund (the "PIMCO RCM Funds"). Accounts managed by RCM had combined assets of approximately $30.8 billion as of September 30, 2003. RCM is located at Four Embarcadero Center, San Francisco, California 94111.

13. Defendant Nicholas-Applegate Capital Management LLC ("NACM"), a limited liability company existing under the laws of the State of Delaware and subsidiary of ADAM, was registered as an investment adviser under the Investment Advisers Act and provides investment advisory services as the sub-adviser to the NACM Flex-Cap Value Fund, the NACM Global Fund, the NACM Growth Fund, the NACM International Fund, the NACM Pacific Rim Fund and the NACM Value Fund and the International Equity Discipline of the Multi-Discipline Portfolio (the "PIMCO NACM Funds"). Accounts managed by Nicholas-Applegate had combined assets of approximately $18.3 billion as of September 30, 2003..NACM is located at 600 West Broadway, San Diego, California 92101.

14. Defendant NFJ Investment Group, L.P. ("NFJ"), a limited liability company existing under the laws of Delaware and subsidiary of ADAM, was registered as an investment adviser under the Investment Advisers Act and provides investment advisory services as the sub-adviser to the to the NFJ Small-Cap Value, NFJ Basic Value and NFJ Dividend Value Funds along with the Small-Cap Value Equity Discipline of the Multi-Discipline Portfolio (the "PIMCO NFJ Funds"). Accounts managed by NFJ had combined assets, of approximately $3.8 billion, as of September 30, 2003. NFJ is located at 2121 San Jacinto, Suite 1840, Dallas, Texas 75201.

15. Defendant William Gross ("Gross") is, and at all relevant times was, Pimco Advisor's chief investment officer ("CIO") and a portfolio manager of certain funds advised by Pimco Advisors, and in that capacity was responsible for investment decisions and oversight of the mutual funds advised, supervised and organized by Pimco Advisors.

16. Defendant William S. Thompson Jr. ("Thompson") is, and at relevant times was, the Managing Director and Chief Executive Officer ("CEO") of PIMCO Advisors and in that capacity he is and was ultimately responsible for the actions of PIMCO Advisors.

17. Defendant Richard M. Weil ("Weil") is, and at relevant times was, Chief Operating Officer ("COO") of PIMCO Advisors and in that capacity he is and was responsible for the day-to-day operations of PIMCO Advisors, including its Legal, Compliance, and Corporate Affairs functions.

18. Defendant Kenneth Corba ("Corba") is, and at all relevant times was, PEA's CEO, chief investment officer ("CIO") and a portfolio manager of certain funds sub-advised by PEA, including the PEA Select Growth Fund. In that capacity, defendant Corba was responsible for investment decisions and oversight of the mutual funds advised, sub-advised, supervised and organized by PEA. After numerous meetings with the Canary Defendants and Brean Murray brokers, defendant Corba actively solicited, facilitated and authorized the market timing in

the PEA funds by, among other actions, engaging Managing Directors and Portfolio Managers of PEA funds to inform them of such arrangements and obtain their acquiescence. In one such arrangement, Corba negotiated and authorized a market timing arrangement in a PEA fund in exchange for Canary deposits of long-term assets in the PEA Select Growth Fund. This arrangement was for the direct personal benefit of defendant Corba since the amount of assets in the PEA Select Growth Fund were relatively small at the time and Canary Defendants' deposit doubled the size of the assets.

19. Defendant Taegan Goddard ("Goddard") is, and at all relevant times was, the COO of PEA, and in that capacity he is and was responsible for the day-to-day operations of PIMCO Advisors, including its Legal, Compliance, and Corporate Affairs functions. Defendant Goddard was an active participant in the market timing scheme alleged herein through his facilitation and coordination of meetings, as well as active participation in those meetings, between PEA executives and market timers. Moreover, defendant Goddard directed the involvement of PEA to insure the execution of the market timing arrangement by PEA.

20. Defendant John Cashwell ("Cashwell") is, and at all relevant times was, a Senior Vice President of PEA and in that capacity was responsible for the operations of PEA and the activity of the PEA funds. Defendant Cashwell was actively involved in the market timing scheme through his participation in meetings

arranging for the market timing activities and his conduct as an officer of the PEA funds in insuring the execution of the market timing arrangement.

21. Defendant Douglas Ongaro ("Ongaro") is, and at all relevant times was, a Senior Vice President of Marketing for PIMCO Advisors and in that capacity was responsible for the marketing of the products offered through PIMCO Advisors affiliates and managed by PIMCO Advisors. Defendant Ongaro was actively involved in the facilitation and engagement in the market timing scheme through his solicitation of other PIMCO Fiduciary Defendants to engage in the scheme and active involvement in setting the parameters of the market timing agreement.

22. Defendant David Hinman ("Hinman") is, and at all relevant times was, an Executive Vice President of PIMCO Advisors and the portfolio of the PIMCO High Yield Fund and in that capacity was responsible for the operations of PIMCO Advisors and the direct financial manager of the PIMCO High Yield Fund, including the selection of investments. Defendant Hinman was actively involved in the engagement, facilitation and execution of the market timing scheme through his involvement in setting the parameters of the market timing agreement and his decision to knowingly permit and facilitate market timers in the PIMCO High Yield Fund.

23. Defendant Scott Spalding ("Spalding") is, and at all relevant times was, a Vice President of PIMCO Advisors and in that capacity was responsible for the

operations of PIMCO Advisors. Defendant Spalding was actively involved in the engagement, facilitation and execution of the market timing scheme including the negotiations with Canary and defendant David Byck that lead to the agreement that allowed Canary to time the PIMCO Funds.

24. Defendant Carol Rodgerson ("Rodgerson") is, and at all relevant times was, a Vice President of PIMCO Advisors managing the Shareholder Services division of PIMCO Advisors, the division in charge of monitoring and enforcing the terms present in the PIMCO Funds' prospectuses, including the prevention of market timing. Defendant Rodgerson was an active participant in the market timing scheme through her facilitation of the scheme by directing the Shareholder Services division not to enforce the terms of the PIMCO Funds' prospectuses in so far as they prohibit the market timing activity alleged herein and, instead, insure that Canary's market timing trades were processed. Moreover, defendant Rodgerson directed Shareholder Services to monitor and create monthly reports for the Canary market timing account.

25. Defendant Andre Mallegol ("Mallegol") is, and at all relevant times was, a Vice President of Marketing for PIMCO Advisors and in that capacity was responsible for the marketing of the products offered through PIMCO Advisors affiliates and managed by PIMCO Advisors. Defendant Mallegol was an active participant in the market timing scheme through his facilitation and regular review

of the market timing arrangement. Among other actions, defendant Mallegol participated in the establishment of the parameters of the market timing agreement and negotiated the agreement increasing Canary's market timing capacity in the PIMCO funds by an additional $80 million.

26. Defendant Michael Gaffney ("Gaffney") is, and at all relevant times was, a portfolio manager of the PEA Opportunity Fund, a fund designated for market timing by the PIMCO Defendants, and the portfolio manager of the PEA Horizon hedge fund, a hedge fund affiliated with the PIMCO Defendants which received "sticky assets" from Canary in exchange for the right to market time other PIMCO Funds. Defendant Gaffney was an active participant in the market timing scheme by his involvement in meeting with Canary to solicit and market an arrangement whereby Canary would be allowed to market time the PEA Opportunity Fund in exchange for a "sticky asset" investment in the PEA Horizon hedge fund, and executing the subsequent agreement.

Canary Defendants

27. Defendant Canary Capital Partners, LLC ("CCP"), is a New Jersey limited liability company with its principal offices in Secaucus, New Jersey. At all relevant times, CCP was a hedge fund engaged in the business of late trading and timing mutual funds.

28. Defendant Canary Capital Partners, Ltd. ("CCP Ltd."), is a Bermuda limited liability company. At all relevant times, CCP Ltd. was also a hedge fund engaged in the business of timing mutual funds.

29. Defendant Canary Investment Management, LLC ("CIM"), is a New Jersey limited liability company with its principal offices in Secaucus, New Jersey. At all relevant times, CIM managed the assets of CCP and CCP Ltd. in exchange for a fee equal to 1.5 percent of the assets of Canary plus 25 percent of the profits above a certain threshold. As of July 2003, Canary Asset Management had received approximately $40 million in Canary management and incentive fees. The size of these fees reflects the phenomenal success Canary enjoyed both in terms of its trading results and the amount of capital it was able to gather in the fund.

30. CCP, CCP Ltd., and CIM are collectively referred to herein as "Canary." Canary employed a number of professionals and traders, and used sophisticated computer models and equipment in order to identify and then exploit late trading and timing opportunities. Because so much of its business occurred after the close of U.S. markets, Canary employees regularly worked into the evening. Canary engaged in the illicit market timing scheme alleged herein by utilizing, among others, funds in the PIMCO Funds with the permission, and through the facilitation, of the PIMCO defendants.

Market Timing Consultant Defendants

31. Defendant Brean Murray, Inc. ("Brean Murray") is a broker-dealer registered with the State of New Jersey. Brean Murray introduced Canary to various mutual fund complexes, including the PIMCO Funds, for the purpose of establishing market timing arrangements, including those that permitted Canary's market timing activity in the PEA Funds. Brean Murray further engaged in the market timing scheme by executing timed trades on behalf of Canary. Brean Murray is located at 570 Lexington Avenue, New York, New York.

32. Defendant David Byck ("Byck"), a resident of the State of New York, was a market timing capacity consultant that negotiated market timing relationships at various mutual fund complexes on behalf of Canary, including the introduction of Canary to PIMCO.

John Does 1-50

33. The true identities, roles and capacities of John Does 1-50 have yet to be ascertained (the "PIMCO Fiduciary Defendants"). Included as PIMCO Fiduciary Defendants are insiders, i.e. employees and executives, of ADAM, PIMCO Advisors, PEA, Cadence, RCM, NACM, NFJ, PIMCO Funds: Pacific Investment Management Series, PIMCO Funds: Multi-Manager Series and the PIMCO Funds including, but not limited to, fund managers, advisors, brokers and sales executives who, because of their relationship to the PIMCO Funds had a fiduciary duty to the

PIMCO Funds, and breached such fiduciary duty through their participation and facilitation of the market timing scheme alleged herein.

John Does 51-100

34. The true identities, roles and capacities of John Does 51-100 have yet to be ascertained. Included in John Does 51-100 are hedge funds, hedge fund managers, brokerage firms and fiduciaries to the PIMCO Funds who participated, exploited and perpetrated the unlawful late trading in PIMCO Funds and knowingly violated the policies established, though not enforced because of the breaches of fiduciary duty of the PIMCO Fiduciary Defendants, by the PIMCO Funds. In addition, it includes those entities and individuals who conspired and assisted in exploiting the opportunities provided by the PIMCO Defendants to make illicit trades in the PIMCO Funds. Such defendants directly or indirectly profited by their own, or others, ability to engage in improper late trading and timing at the expense of non-participating PIMCO Fund's investors. Furthermore, John Does 51-100 actively enticed the PIMCO Defendants to breach the fiduciary duties owed to the PIMCO Funds through numerous means including the deposit of assets in other PIMCO financial vehicles in exchange for the right to make short-term and late trades in the PIMCO Funds. The identities of John Does 51-100 will be disclosed in amendments to this complaint when the true identities are discovered.

Trustee Defendants

35. The following Individual Defendants are each Trustees of the PIMCO Funds: Pacific Investment Management Series (the "PIMCO Funds Trust") (as defined in ¶38)[2]:

(a) Brent R. Harris, Chairman of the Board and Trustee (2/1992-present); oversees 71 PIMCO Mutual Funds
Managing Director, PIMCO; Chairman and Director, PIMCO Commercial Mortgage Securities Trust, Inc.; Chairman and Trustee, PIMCO Variable Insurance Trust; Chairman, Director and President, PIMCO Strategic Global Government Fund, Inc.; Director, PIMCO Luxembourg S.A.; and Board of Governors and Executive Committee, Investment Company Institute.

(b) R. Wesley Burns, President (7/1987-present) and Trustee (11/1997-present); oversees 70 PIMCO Mutual Funds
Director, PIMCO; President and Director, PIMCO Commercial Mortgage Securities Trust, Inc.; President and Trustee, PIMCO Variable Insurance Trust; Senior Vice President, PIMCO Strategic Global Government Fund, Inc.; Director, PIMCO Funds: Global Investors Series plc and Director, PIMCO Global Advisors (Ireland) Limited; Formerly, Managing Director, PIMCO and Executive Vice President, PIMCO Funds: Multi-Manager Series.

(c) E. Philip Cannon, Trustee (3/2000-present); oversees 114 PIMCO Mutual Funds
Director, PIMCO Commercial Mortgage Securities Trust, Inc.; Trustee, PIMCO Variable Insurance Trust; Trustee, PIMCO Funds: Multi-Manager Series; Proprietor, Cannon & Company, an affiliate of

[2] Non-defendants Guilford C. Babcock and Thomas P. Kemp served as Trustees until their retirement on June 30, 2003. They were not replaced.

Inverness Management LLC, (a private equity investment firm). President, Houston Zoo.

(d) Vern O. Curtis, Trustee (2/1995-present); oversees 70 PIMCO Mutual Funds
Director, PIMCO Commercial Mortgage Securities Trust, Inc.; Trustee, PIMCO Variable Insurance Trust; Private Investor.

(e) J. Michael Hagan, Trustee (3/2000-present); oversees 70 PIMCO Mutual Funds
Director, PIMCO Commercial Mortgage Securities Trust, Inc.; Trustee, PIMCO Variable Insurance Trust; Director Freedom Communications; Director, Remedy Temp (staffing); Director, Saint Gobain Corporation (manufacturing); Member of the Board of Regents at Santa Clara University; Member of the Board, Taller San Jose; Trustee, South Coast Repertory Theater; Private Investor and Business Consultant.

(f) William J. Popejoy, Trustee (7/1993-2/1995 and 8/1995 to present); oversees 70 PIMCO Mutual Funds
Managing Member, Pacific Capital Investors; Trustee, PIMCO Variable Insurance Trust; and Director, PIMCO Commercial Mortgage Securities Trust, Inc.; Formerly, Director, California State Lottery.

The Trustees elect the officers of the PIMCO Funds Trust, have a fiduciary duty to the Trust and its beneficiaries and a duty to maintain the safety of the assets of the Trust. As indicated above, each Trustee serves as a trustee to numerous funds in the PIMCO Funds. The address of each Trustee is 840 Newport Drive, Newport Beach, California 92660.

36. The following Individual Defendants are each Trustees of the PIMCO Funds:

Multi-Manager Series (the "PIMCO Multi-Manager Funds Trust"), (as defined in ¶39):

(a) Stephen J. Treadway, Trusteee and Chairman of the Board of Directors (5 years); oversees 44 PIMCO Mutual Funds

Defendant Treadway also serves as the Managing Director of ADAM, Managing Director and CEO of PAD and PIMCO Advisors Fund Management LLC. Defendant Treadway was aware of the market timing scheme alleged herein as he was consulted by other PIMCO Fiduciary Defendants and explicitly gave permission to the PIMCO Fiduciary Defendants to engage in the market timing scheme alleged herein. Because of his high position in the numerous companies, Defendant Treadway was ultimately responsible for the decision to allow the market timing scheme to occur.

(b) E. Philip Cannon, Trustee (7 years); oversees 114 PIMCO Mutual Funds

Director, PIMCO Commercial Mortgage Securities Trust, Inc.; Trustee, PIMCO Variable Insurance Trust; Trustee, PIMCO Funds: Multi-Manager Series; Proprietor, Cannon & Company, an affiliate of Inverness Management LLC, (a private equity investment firm). President, Houston Zoo.

(c) Donald P. Carter, Trustee (6 years); oversees 44 PIMCO Mutual Funds

(d) Gary A. Childress, Trustee (6 years); oversees 44 PIMCO Mutual Funds

(e) Theodore J. Coburn, Trustee (2 years); oversees 44 PIMCO Mutual Funds

(f) W. Bryant Stooks, Trustee (6 years); oversees 44 PIMCO Mutual Funds

(g) Gerald M. Thorne, Trustee (6 years); oversees 44 PIMCO Mutual Funds

The Trustees elect the officers of the PIMCO Multi-Manager Funds Trust, have a fiduciary duty to the PIMCO Multi-Manager Funds Trust and its beneficiaries and a duty to maintain the safety of the assets of the PIMCO Multi-Manager Funds Trust. As indicated above, each Trustee serves as a trustee to numerous funds in the PIMCO Funds. The address of each Trustee is 840 Newport Drive, Newport Beach, California 92660.

37. The PIMCO Funds Trust and the PIMCO Multi-Manager Funds Trust are sometimes collectively referred to as the "Trust." The Trustees of each trust are sometimes collectively referred to as the "Trustee Defendants."

Nominal Defendants

38. Nominal Defendant PIMCO Funds Trust (the "PIMCO Trust"), also known as the PIMCO Funds: Pacific Investment Management Series, is a Massachusetts business trust organized on February 19, 1987. The PIMCO Trust is registered under the Investment Company Act as an open-end management investment company. The PIMCO Trust is managed in its entirety by employees and executives of ADAM and its affiliates. The PIMCO Trust holds the assets of the funds it issues, including, among others, PIMCO Total Return Fund. The PIMCO

Funds Trust is located at 840 Newport Center Drive, Newport Beach, California 92660.

39. Nominal Defendant PIMCO Multi-Manager Funds Trust (the "Multi-Manager Trust") is a Massachusetts business trust organized on August 24, 1990. The Multi-Manager Trust is registered under the Investment Company Act as an open-end management investment company. The Multi-Manager Trust is managed in its entirety by employees and executives of ADAM and its affiliates. The Multi-Manager Trust holds the assets of the funds it issues, including, but not limited to, the PEA Funds, PIMCO CCM Funds, PIMCO RCM Funds, PIMCO NACM Funds and PIMCO NFJ Funds. The Multi-Manager Trust is located at 840 Newport Center Drive, Newport Beach, California 92660.

40. Nominal Defendant PIMCO Total Return Fund (the "PIMCO Fund") is a diversified mutual fund with assets held by the PIMCO Funds Trust with PIMCO Advisors as its advisor and administrator. Defendant Gross is the single portfolio manager for the Fund. The PIMCO Fund seeks total return consistent with preservation of capital and invests primarily in investment grade debt securities.

41. Nominal Defendant PEA Innovation Fund (the "PEA Fund") is a diversified mutual fund with assets held by the PEA Funds Trust with PIMCO Advisors as its advisor and administrator and PEA as its sub-advisor. The PEA

Fund seeks capital appreciation by investing in companies across all technology sectors and invests primarily in common stocks.

42. The defendants described in paragraphs 7-26 and 33 are sometimes referred to as the "Pimco Defendants." The defendants described in paragraphs 9-14 are sometimes referred to as the "Advisor." The defendants described in paragraphs 27-29 are collectively referred to as "Canary." The defendants described in paragraphs 38-41 are sometimes referred to as the Nominal Defendants. The defendants described in paragraphs 35 and 36 are sometimes referred to as the "Trustee Defendants." The defendants described in paragraph 33 are sometimes referred to as the "PIMCO Fiduciary Defendants." The defendants in paragraphs 31 and 32 are sometimes collectively referred to as the "Market Timing Consultant Defendants."

PRELIMINARY STATEMENT

43. This derivative action is brought to recover damages for injuries to the PIMCO Total Return Fund, the PEA Innovation Fund, PIMCO Funds Trust, PIMCO Funds: Mutli-Manager Series and the PIMCO Funds and each of them caused by the Defendants' breaches of fiduciary duty and unlawful and manipulative trading activities and devices in the PIMCO Funds which operated as a fraud and deceit on the Plaintiff and the Nominal Defendants (hereafter together "Plaintiff").

Fiduciary Duty

44. Each of the PIMCO Defendants and the Trustee Defendants owed to the PIMCO Funds and their shareholders the fiduciary duties of loyalty, candor and fair dealing, and under the Investment Company Act, the duty to refrain from charging or collecting excess compensation or other payments for services in order to preserve the funds' property and assets, owed the duty not to place their own financial interests above those of the PIMCO Funds and their shareholders, and owed the duty of full and candid disclosure of all material facts thereto.

Manipulative Devices

45. Like all other mutual funds, PIMCO Funds' shares are valued once a day, at 4:00 p.m. Eastern Time, following the close of the financial markets in New York. The price, known as the Net Asset Value ("NAV"), reflects the closing prices of the securities that comprise a particular fund's portfolio plus the value of any uninvested cash that the fund manager maintains for the fund. Thus, although the shares of a mutual fund are bought and sold all day long, the price at which the shares trade does not change during the course of the day. Orders placed any time up to 4:00 p.m. are priced at that day's NAV, and orders placed after 4:01 p.m. are priced at the next day's NAV. This practice, known as "forward pricing," has been required by law since 1968.

Late Trading

46. Because of forward pricing, mutual funds are susceptible to a manipulative practice known as "late trading." Late trading is the unlawful practice of allowing some investors to purchase mutual fund shares **after** 4:00 p.m. at that day's NAV, even though such after-hours trades should be priced at the next day's NAV. Late traders seek to take advantage of events that occur after the close of trading on any given day, while purchasing shares of mutual funds at prices that do not take those events into consideration. For example, if a mutual fund invests in the stock of a particular company that announces positive results at 5:00 p.m. after the close of trading, a late trader gets to buy shares of that mutual fund at the 4:00 p.m. price, which does not reflect the favorable information. When trading opens the next day, the price of the affected company's stock will rise, causing the fund's NAV to rise. The late trader can either hold onto his mutual fund shares, acquired at yesterday's cheaper price, or sell those shares and realize an immediate profit.

47. "Late trading can be analogized to betting today on yesterday's horse races."[3] The late trader's arbitrage profit comes dollar-for-dollar out of the mutual fund that the late trader buys. When the late trader redeems his shares and claims his profit, *the mutual fund manager has to either sell stock, or use cash on hand -- stock and cash that used to belong in the fund* -- to give the late trader his gain. The

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[3] State of New York v. Canary Capital Partners et al., Super. Ct. of N.Y., Complaint ¶ 10.

late trader's profit is revenue withheld from the mutual fund. The forward pricing rule was enacted precisely to prevent this kind of abuse. *See* 17 C.F.R. § 270.22c-1(a).

Timing

48. Another manipulative practice used by Defendants to exploit mutual fund pricing is known as "timing," which involves short-term "in-and-out" trading of mutual fund shares. One timing scheme is "time zone arbitrage," which takes advantage of the fact that some funds use "stale" prices to calculate NAV. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that invests in Japanese companies. Because of the time zone difference, the Japanese market closes at 2:00 a.m. New York time. When the NAV is calculated at 4:00 p.m. in New York, it is based upon market information that is fourteen hours old. If there have been positive market moves during the New York trading day that will cause the Japanese market to rise when it opens later, the stale Japanese prices will not reflect the price change and the fund's NAV will be artificially low. Put another way, the NAV does not reflect the true current market value of the stocks held by the fund. On such a day, a trader who buys the Japanese fund at the "stale" price is virtually assured of a profit that can be realized the next day by

selling. By "timing" the fund, an investor seeks to earn repeated profits in a single mutual fund.

49. Another "timing" scheme is "liquidity arbitrage." Under this scheme, a trader seeks to take advantage of stale prices in certain infrequently traded investments, such as high-yield bonds or the stock of small capitalization companies. The fact that such securities may not have traded for hours before the 4:00 p.m. closing time can render the fund's NAV stale, and thus open it to being timed.

50. The device of "timing" is inconsistent with and inimical to the purpose for mutual funds as long-term investments. Mutual Funds are designed for buy-and-hold investors, and are therefore the preferred investment instruments for many retirement and savings accounts. Nonetheless, certain investors attempt to make quick in-and-out trades in order to exploit the inefficiency of mutual fund pricing. The effect of "timing" is to artificially increase the frequency of transactions in a mutual fund, and consequently increase the fund's transaction costs substantially above what would be incurred if only buy-and-hold investors were trading in the fund's shares. The increased transaction costs, as well as additional capital gains taxes, reduces the assets of the fund and in turn its NAV.

51. Continued *successful* late-trading or timing requires the complicity of a funds' management.

52. The PIMCO Fiduciary Defendants, Canary and John Does 51-100 obtained assistance to engage in the illicit scheme directly from the Advisor from as early as October 2001 until September 2003. *By* failing to enforce and/or follow regulations and policies listed in PIMCO Funds' prospectuses prohibiting market timing, the Advisor allowed and encouraged Canary and John Does 51-100 to rapidly buy and sell PIMCO Funds, the very funds that defendants and their co-conspirators had the fiduciary duty to oversee and protect from such malfeasance, in a manner that was explicitly prohibited by PIMCO Funds prospectuses. This conduct continued for a substantial amount of time and was well known by the PIMCO Defendants and the Advisor and amongst the fiduciaries responsible for the management of the PIMCO Funds and was merely reflective of the self-dealing that pervaded the PIMCO Defendant entities.

53. Because of the harm timing can cause, honest fund managers often seek to minimize the disruptive impact of timers by keeping cash on hand to pay out the timers' profits without having to sell stock. However, such efforts by honest fund managers to counter the ill effects of "timing" on their funds does not eliminate the practice, it only reduces it. Indeed, one recent study estimated that U.S. mutual funds lose $4 billion per year to timers. See Eric Zitzewitz, Who Cares About Shareholders? Arbitrage-Proofing Mutual Funds (October 2002), http://faculty-gsb.stanford.edu/zitzewitz/Reseach/arbitrage1002.pdf. While it is virtually

impossible for fund managers to identify *every timing trade*, large movements in and out of funds, like those made by Canary and John Does 51-100 in the PIMCO Funds are easily apparent.

54. Although such trading was explicitly prohibited by the PIMCO Funds' prospectuses, PIMCO Fiduciary Defendants intentionally did not attempt to discover the market timing trades or prohibit them.

55. Fund managers generally have the power simply to reject timers' purchases. Many funds have also instituted short-term trading fees ("early redemption fees") that effectively wipe out the arbitrage that timers exploit. Typically, these fees go directly into the affected fund to reimburse it for the costs of short-term trading. These fees are waived if the fund managers, i.e. the Advisor, are assisting the timer, or as here, are the active participants in the timing scheme.

56. In addition, fund managers are required to update NAVs at the end of the day in New York when there have been market moves that might render the NAV stale. This is called giving the fund a "fair value," and eliminates the timer's arbitrage. As fiduciaries for their funds, they are obligated to use their best efforts to employ these available tools to protect their customers from the dilution that timing causes.

FACTUAL BACKGROUND

57. From at least October 2001 until September 2003, Canary and John Does 51-100, with the knowledge and assistance of the Advisor and the PIMCO Defendants, engaged in the two separate market timing schemes as described herein in various PIMCO Funds.

58. The first market timing arrangement, which began in October 2001 and ended approximately May 2003, involved the market timing agreement between Canary and the PIMCO Defendants. The agreement provided Canary with market timing capacity of $100 million in the PEA Funds in exchange for Canary placing $25 million of long-term assets ("sticky assets") in a separate fund in the PEA Select Growth Fund, a fund managed by defendant Corba.

59. The second market timing arrangement, which began in January 2003 and ended during September 2003, involved the market timing agreement between defendant Byck and the PIMCO Defendants. The agreement provided defendant Byck's clients, including Canary, with $80 million of timing capacity and permission to trade 12 times per year in funds offered by the PIMCO Funds Trust.

Scheme 1: The Canary and PEA Market Timing Arrangement

60. Beginning in late 2001 and continuing until May 2003, Canary and the PEA Advisors executed an agreement, initially arranged by defendant Brean Murray, entered into in October 2001 that provided PEA with $25 million in "sticky

assets" for the PEA Select Growth Fund in exchange for PEA's permission and assistance to market time the PEA Funds. The agreement provided that Canary would place its market timing orders through defendant Brean Murray and required that PEA inform the market timing police at PAD to allow the excessive Canary trades. In addition, the agreement called for PEA to provide Canary with the individual holdings of the PEA Funds. With such knowledge, Canary was able to trade against, in advance of, or as a hedge to, the PEA Funds. This also enhanced Canary's ability to utilize the PEA Funds for market timing purposes.

61. In October of 2001, defendant Goddard arranged for a meeting between defendant Cashwell and a representative of Circle Trust to discuss a client of Circle Trust's, Brean Murray brokers, that was interested in market timing capacity in the PEA Funds. This resulted in a subsequent meeting between defendant Corba and brokers from defendant Brean Murray, who conducted market timing on behalf of Canary.

62. On November 2001, defendants Corba, Goddard and Cashwell met with Brean Murray to discuss the potential market timing arrangement. Subsequent to this meeting, defendant Corba made extensive efforts to implement and facilitate the market timing arrangement with Canary. This included, among other actions, obtaining approval by other executives of PIMCO Funds, including defendant and trustee to the PIMCO Funds, defendant Treadway, among others, and meeting with

the Managing Directors and Portfolio Managers, John Does 1-50, of PEA to inform them of the market timing relationship with Canary.

63. By the time defendant Corba had completed his efforts to urge the adoption of the market timing agreement, it had been preliminarily agreed upon that Canary would place its "sticky assets" in the PEA Select Growth Fund, a fund managed by Corba. The prospective $25 million sticky asset deposit nearly doubled the assets under management in the PEA Select Growth Fund.

64. On January 30, 2002, Canary, through Brean Murray, arranged to transfer the $25 million of "sticky assets" to the PEA Select Growth Fund.

65. On February 8, 2002, Brean Murray reallocated previous PIMCO Funds investments that had been placed through Bank of America, to the PIMCO Funds that Canary was granted market timing capacity by the PIMCO Fiduciary Defendants. The PIMCO Funds designated for market timing by Canary included the PEA Target Fund and the PEA Innovation Fund.

66. The PIMCO Defendants further profited and otherwise benefited from the market timing arrangement because when the Canary capital that was allocated for market timing was not invested in the market timing designated PEA Funds, it was exchanged in and out of money market and fixed income funds managed by the PIMCO Defendants.

67. Due to the disruptions in-and-out of the PIMCO money market and fixed income funds, Canary soon arranged for their market timing trades to be executed via a Bear Stearns platform. Bear Stearns arranged for Canary's trades to clear T+1, meaning the trades were cleared the next day as opposed to the traditional customers T+3 which requires three days to clear. This was advantageous for Canary since it allowed them the opportunity to more frequently purchase and redeem the funds.

68. During March 2002, Canary and PEA expanded their relationship after correspondence between defendants Cashwell, Corba and Brean Murray. Although Canary lost capacity to trade in the PEA Innovation Fund in late February due to the portfolio managers objections over the disruption Canary's trading was causing, Canary was granted timing capacity in the PEA Growth and PEA Select Growth Funds, in addition to the capacity already granted for trading in the PEA Target Fund. In part, the market timing agreement expanded due to Cashwell's desire to attract Canary's capital to PEA managed hedge funds, including the PEA Horizon, Advantage and Worldwide Value hedge funds. By the end of March, Canary had been granted $100 million in market timing capacity and finalized the arrangement to invest $2 million in the PEA managed PEA Horizon hedge fund. The Canary investment was yet another arrangement tied to PEA's granting of timing capacity, specifically, capacity to time the PEA Opportunity Fund. This quid-pro-quo is

admitted to by PIMCO Fiduciary Defendants and is apparent as PEA waived the 12-month lock-up period which would have otherwise penalized Canary had it redeemed its investment in the PEA Horizon hedge fund within 12 months of making it. This lock-up exception was not provided, or disclosed, to other PEA Horizon hedge fund investors. Similar to the relational placement of the sticky assets with a fund managed by defendant Corba, the PEA Horizon hedge fund was managed by defendant Michael Gaffney ("Gaffney") who was also the portfolio manager of the PEA Opportunity Fund.

69. By April 2002, Canary was timing the PEA Funds with such vigor that Canary's redemption orders were being issued before the settlement on the purchases had completed, despite the T+1 clearance. In essence, Canary was attempting to sell shares in the PEA Funds that it had not yet taken control of. Despite this, and the fact that Canary was executing more round-trip trades than allowed by the agreement, the market timing agreement continued unabated.

70. Despite defendant Corba's observation in an email that Canary's trading pattern was "disturbing" and "the most opportunistic but extreme form of market timing" that defendant Corba had witnessed, the market timing arrangement continued until May 2003.

71. Throughout the duration of the market timing agreement, Canary made 132 transactions, nearly 40 round trips, involving purchases as great as $33 million,

in the PEA Target Fund; 92 transactions, nearly 40 round trips, involving purchases as great as $5 million, the PEA Opportunity Fund; 70 transactions, 25 round trips, involving purchases as great as $33 million in the PEA Growth Fund, netting Canary profits close to $1 million between April 11, 2002 and November 21, 2002; 89 transactions in five PIMCO fixed income and money market funds to facilitate the other market timing transactions including purchases of $61 million in these five funds between February 4, 2002 to February 7, 2002.

Scheme 2: The Canary and PEA Market Timing Arrangement

72. Beginning in late 2002 and continuing until September 2003, Canary, through market timing consultant defendant Byck's efforts, and the PIMCO Advisors, executed an agreement that provided Canary with permission and assistance to market time the PIMCO Funds. By the end of the scheme, Canary's initial $30 million in market timing capital increased to $80 million. In assisting Canary, PIMCO Fiduciary Defendants instructed its Shareholder Services, the division which policed market timing and enforced the terms of the PIMCO Funds' prospectuses, to permit Canary's excessive trading.

73. In October 2002, defendant Ongaro, asked defendant Hinman, whether PIMCO fixed income funds were capable of handling the trading of $20 million in market timing money once a month, or 12 times per year, an amount exceeding that

provided for in the prospectus. Hinam affirmed that the PIMCO Funds were capable of such trading.

74. A day later, defendant Spalding, sent an email to defendant Byck concerning market timing of the PIMCO High Yield Fund. Subsequently, the Spalding and Byck negotiated an agreement to allow Canary to time the PIMCO Funds.

75. The terms provided for an initial funding of $30 million, 12 round trips per year and that the capital would be invested in the PIMCO Money Market, PIMCO Short Term or PIMCO Low Duration funds when it was not invested in PIMCO High Yield.

76. In January 2003, defendant Spalding and defendant Rodgerson, agreed that Shareholder Services, the division of PIMCO Advisors in charge of monitoring and enforcing the terms present in the PIMCO Funds' prospectuses, including the prevention of market timing, would allow Canary's orders to be executed and, additionally, create monthly reports for the Canary account.

77. Soon thereafter, Canary began market timing the PIMCO High Yield Fund and PIMCO Real Return Fund. Throughout this period, defendant Spalding and Byck would regularly discuss the market timing parameters with defendants Ongaro and Mallegol. Defendants Ongaro and Mallegol also received monthly reports from defendant Rodgerson.

78. In April 2003, defendants Byck and Mallegol entered an agreement increasing Canary's market timing capacity by an additional $80 million above the initial $30 million. Between May and August of 2003, Byck, Mallegol, PIMCO and Canary caused the deposits of an additional $80 million for market timing capacity to be made in the PIMCO Funds, including $30 million in the PIMCO Real Return Fund.

79. Throughout the duration of the market timing agreement, Canary, through various subsidiaries, made 37 transactions between the PIMCO High Yield Fund and the PIMCO Money Market Fund netting a profit of approximately $3.9 million and 45 transactions between the PIMCO Real Return Fund and the PIMCO Money Market Fund netting a profit of $180,333.

80. The activity alleged herein is the subject of an administrative complaint filed on February 15, 2004 by the Attorney General of New Jersey against ADAM, PAD, PEA, and PIMCO Advisors charging those defendants with violating various New Jersey state anti-fraud statutes. That complaint also alleges that Canary, Byck, Brean Murray and the PIMCO Defendants agreed that, in exchange for sticky investments including the $25 million investment in the PEA Select Growth Fund and the $2 million investment in the PIMCO Defendants controlled PEA Horizon

hedge fund, Canary would be provided $110 million in market timing capacity in various PIMCO Funds.[4]

81. The market timing arrangement between the PIMCO Defendants, Canary and John Does 51-100 allowed and facilitated the Canary and John Does 51-100 illicit market timing conduct, which when implemented, allowed Canary and John Does 51-100 to circumvent purported market timing controls at PIMCO, and avoid redemption fees that were in place to otherwise deter such market timing activity. This arrangement was known by the defendants to be in direct violation of the PIMCO Funds, as set forth in the relevant prospectuses.

82. Throughout the duration of the market timing scheme, PIMCO Funds publicly maintained an excessive trading policy. For example, the fund share exchange policy described in the Prospectus for the PIMCO PEA Innovation Fund, filed with the Securities and Exchange Commission on December 30, 2003 states:

> An investor should invest in the Fund for long-term investment purposes only. The Trust reserves the right to refuse purchases if, in the judgment of the Adviser, the purchases would adversely affect a Fund and its shareholders. In particular, the Trust and the Adviser each reserves the right to restrict purchases of Fund shares (including exchanges) when a pattern of frequent purchases and sales made in response to short term fluctuations in share price appears evident. Notice of any such restrictions, if any, will vary according to the particular circumstances.

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[4] See Harvey, et al. v. Allianz Dresdner Asset Management of America L.P., et al., ESX-C-54-04 (N.J. Super. Ct. Ch. Div. filed Feb. 15, 2004).

* * *

> The Trust reserves the right to refuse exchange purchases (or purchase and redemption and/or redemption and purchase transactions) if, in the judgment of the Adviser, the transaction would adversely affect a Fund and its shareholders. In particular, a pattern of transactions characteristic of "market-timing" strategies may be deemed by the Adviser to be detrimental to the Trust or the Fund. For example, the Trust may limit the number of "round trip" transactions an investor may make. An investor makes a "round trip" transaction when the investor purchases shares of the Fund, subsequently sells those shares (by way of a redemption or exchange) for shares of a different PIMCO Fund and then buys back (by way of a purchase or exchange) shares of the originally purchased Fund. The Trust has the right to refuse any exchange for any investor who completes (by making the exchange back into the shares of the originally purchased Fund) more than six round trip exchanges in any twelve-month period. Although the Trust has no current intention of terminating or modifying the exchange privilege other than as set forth in the preceding sentence, it reserves the right to do so at any time. Except as otherwise permitted by the Securities and Exchange Commission, the Trust will give you 60 days' advance notice if it exercises its right to terminate or materially modify the exchange privilege with respect to Class A, B and C shares.

Identical language was contained in the prospectuses for other PIMCO Funds.

83. PIMCO Defendants acknowledge the harm caused to the fund by market timing activity as discussed in the PIMPCO Funds' prospectus which sets forth a 2% short-term redemption fee for all redemptions or exchanges within sixty (60) days of acquisition. Such a policy is meant to discourages market timers and compensate the fund for the harms it sustains through such conduct. The December 30, 2003 prospectus for the PIMCO PEA Innovation Fund states:

> The purpose of the Redemption Fees is to defray the costs associated with the sale of portfolio securities to satisfy redemption and exchange

> requests made by "market timers" and other shortterm shareholders, thereby insulating longer-term shareholders from such costs. The amount of a Redemption Fee represents the Adviser's estimate of the costs reasonably anticipated to be incurred by the Fund and the Underlying Funds in connection with the purchase or sale of portfolio securities, including international stocks, associated with an investor's redemption or exchange. These costs include brokerage costs, market impact costs, (i.e., the increase in market prices which may result when a Fund purchases or sells thinly traded stocks) and the effect of "bid/asked" spreads in international markets. Transaction costs incurred when purchasing or selling stocks of companies in foreign countries, and particularly emerging market countries, may be significantly higher than those in more developed countries. This is due, in part, to less competition among brokers, underutilization of technology on the part of foreign exchanges and brokers, the lack of less expensive investment options (such as derivative instruments) and lower levels of liquidity in foreign and underdeveloped markets.

84. Throughout the duration of the market timing scheme alleged herein, PIMCO Defendants stopped and/or flagged ordinary individuals from market timing PIMCO Funds. Between the years 2000-2003, PIMCO sent out more than 700 stop notification letters and emails, identifying nearly 1,700 instances of market timing. It is clear by their conduct that the PIMCO Defendants understood the damage that market timing can inflict on the PIMCO Funds.

85. The PIMCO Defendants, Canary and John Does 51-100 perpetrated the manipulative scheme on the PIMCO Funds during the aforementioned time period with the complicity of the PIMCO Defendants. The scheme, which started as early as October 2001, violated the Advisors' fiduciary duties to the funds but gained the PIMCO Defendants' substantial fees and other income for themselves and their

affiliates, in addition to the substantial profits that were made by the PIMCO Fiduciary Defendants and John Does 51-100 by engaging in the scheme. All such profits were made at the expense of PIMCO Funds' shareholders.

86. The Advisor is the manager and investment advisor for all of the PIMCO Funds. The Trustees of the PIMCO Funds appoint the Advisor for each fund in the PIMCO Funds. The Advisor runs essential operations of the funds through its responsibilities of portfolio management and administrative services. The portfolio managers are all typically employees of the Advisor, not the mutual funds. The Advisor makes its profit from fees it charges the funds for financial advice and other services. Such fees are typically a percentage of the assets in the fund, so the more assets in the family of funds, the more money the Advisor makes. In what has unfortunately become a common mutual fund industry practice, the timer frequently offers the fund manager/Advisor more assets in exchange for the right to time, which increases the fees earned by the Advisor. In return, fund managers (*i.e.* the Advisor) would allow timers (*e.g.* Canary) to target specific funds (*e.g.* the PEA Innovation Fund) which would be hurt in exchange for additional money in the managers own pockets in the form of higher management fees resulting from the timers placing of assets ("sticky funds") in other Funds offered by the mutual fund company (PIMCO), usually liquid asset funds.

87. The PIMCO Fiduciary Defendants, employees, representatives, and fiduciaries inside the PIMCO Defendants and the PIMCO Funds were direct perpetrators, participants, and beneficiaries of the wrongdoing alleged herein. The PIMCO Fiduciary Defendants, Canary and John Does 51-100 were assisted to engage in the illicit scheme directly from the PIMCO Defendants. By failing to enforce and/or follow policies and procedures set forth in PIMCO Funds' prospectuses prohibiting rapid trading, the Advisor and the PIMCO Defendants allowed and encouraged Canary and John Does 51-100 to engage in rapid short-term trading of the PIMCO Funds, the very funds that defendants and their co-conspirators had the fiduciary duty to oversee and protect from such wrongdoing, in contravention of the rules and policies explicitly set forth in the PIMCO Funds' prospectuses and in breach of the fiduciary duties owed to the PIMCO Funds. This conduct continued for a substantial period of time and was well known by the PIMCO Defendants and by the fiduciaries responsible for the management of the PIMCO Funds, and was reflective of the self-dealing that pervaded the PIMCO Defendant entities.

88. In the face of the policies set forth in PIMCO Fund's prospectuses and the conduct required by their status as fiduciaries, the PIMCO Defendants knowingly and deceptively permitted, and actively facilitated, Canary and John Does 51-100 market timing, by engaging in such self-dealing activity and by

continuing such relationships with offending individuals to allow them to conduct late trading and/or market timing in the PIMCO Funds to the detriment of the PIMCO Funds.

89. Despite the representations in PIMCO Fund's prospectuses and related documents filed with the SEC, and despite knowledge of those representations, Canary and John Does 51-100 also participated in a scheme with the PIMCO Defendants to engage in market timing that most other fund investors were not permitted to do. The PIMCO Defendants, Canary and John Does 51-100 realized significant profits as a result of these timing arrangements at the expense of PIMCO Fund investors. The PIMCO Defendants, Canary and John Does 51-100 made trading profits from their market timing in the PIMCO Funds. The PIMCO Defendants profited by way of increased advisory and other fees.

90. In many cases these profits may have also reflected late trading, as participants in these market timing schemes frequently negotiated a timing agreement with a mutual fund management company/advisor and then proceed to late trade the target funds through intermediaries.

91. These events have had and will have a series of deleterious effects on the PIMCO Funds, including but not limited to:

(a) Damages including, but without limitation, their incurring excess charges and expenses related to the carrying out of the market timing scheme and

their assets wasted in order to accommodate the market timing scheme through heightened reserves and the issuance of securities at artificially deflated values;

(b) Loss of confidence of the investing public in the integrity and management of the PIMCO Funds, thereby resulting in the PIMCO Funds losing NAV and market value;

(c) As a result of Defendants' misconduct, the PIMCO Funds are exposed to significant regulatory scrutiny and to suit by investors for losses resulting from Defendants' misconduct, thereby, at a minimum, causing the PIMCO Funds to incur unnecessary direct and indirect investigatory, litigation and administrative costs, and potentially resulting in awards, judgments or settlements against the PIMCO Funds.

DEMAND EXCUSED ALLEGATIONS

92. The Plaintiff has not made demand upon the trustees of the Trust or the Trustees of the PIMCO Funds to bring an action against the PIMCO Defendants, and other culpable parties to remedy such wrongdoing.

(a) Demand is excused because no such demand is required for the Plaintiff to assert a federal claim under Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b), for breach of fiduciary duty in connection with the compensation and other payments paid to the Advisor.

(b) Demand is also excused because the unlawful acts and practices alleged herein are not subject to the protection of any business judgment rule and could not be ratified, approved, or condoned by disinterested and informed directors under any circumstances.

(c) Demand is also excused because the unlawful acts and practices alleged herein involve self-dealing on the part of the PIMCO Defendants and its directors and officers, who manage and control the day-to-day affairs of the Trust and the PIMCO Funds. In fact, defendant Treadway, Chairman of the Board of Directors and Trustee of the PIMCO Multi-Manager Funds Trust, was consulted with regard to the market timing scheme and explicitly gave permission to the PIMCO Fiduciary Defendants to engage in the market timing scheme alleged herein.

(d) Demand upon the Trustees is also excused because the Trustees of the Trust are all hand-picked by PIMCO management, and thus owe their positions as well as their loyalties solely to PIMCO management and lack sufficient independence to exercise business judgment. Because the Trust oversees numerous separate funds, the Trustees derive substantial revenue and other benefits for their services.

(e) Finally, demand is excused because such demand would be futile. As detailed in ¶92(c), the Chairman of the Board and Trustee of the PIMCO Multi-Manager Funds Trust, has been implicated as a participant in the scheme

alleged herein. The unlawful acts and practices alleged herein have been the subject of an intense investigation by numerous state and federal regulators including the SEC, the New York Attorney General and the Attorney General of New Jersey.[5] The Trustees already have been informed of the wrongdoing alleged herein and have failed and refused to take appropriate action to recover damages for the PIMCO Funds. Moreover, the Trustees' lackadaisical response, as demonstrated by the Trustees and the Advisors' failure to take action to recover damages on behalf of the PIMCO Funds despite awareness of the illicit conduct, is clearly insufficient and demonstrative of the conflicts, and true allegiances, of the Trustees of the Trust. Moreover, the PIMCO defendants have responded to the New Jersey allegations by denying that the alleged acts took place, going so far as stating in a full page *Wall Street Journal* and *New York Times* ad that "PIMCO has never had any arrangements pertaining to 'sticky funds,' late trading/stale pricing arbitrage, or improper dissemination of fund holdings." By failing to take substantial any action other than a defensive action until long after being on notice of such activities by federal and state investigations, the PIMCO Defendants and Trustees of the PIMCO Funds acquiesced in or condoned such conduct. No shareholder demand would

[5] See Harvey, et al. v. Allianz Dresdner Asset Management of America L.P., et al., ESX-C-54-04 (N.J. Super. Ct. Ch. Div. filed Feb. 15, 2004).

reasonably have caused them to change their complicit disregard for the wrongdoing.

COUNT I
Violation Of Section 36 Of The Investment Company Act And For Control Personal Liability Under The Investment Company Act (Against the PIMCO Defendants and the Trustees)

93. Plaintiff incorporates by reference all paragraphs above as if set forth herein.

94. Pursuant to Section 36 of the Investment Company Act, 15 U.S.C. § 80a-35(b), the investment advisor of a mutual fund owes to the mutual fund and its shareholders a fiduciary duty with respect to its receipt of compensation for services or payments of any material nature, paid by the mutual fund or its shareholders to such investment advisor or any affiliated person.

95. Pursuant to Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b), a civil action may be brought by a mutual fund shareholder against an investment advisor or any affiliated person who has breached his or its fiduciary duty concerning such compensation or other payments.

96. As alleged above in this Complaint, each PIMCO Defendant and each Trustee breached his or its fiduciary duty with respect to the receipt of compensation or other payments from the PIMCO Funds or their shareholders.

97. By agreeing and/or conspiring amongst themselves and with John Does 51-100 to permit and/or encourage the PIMCO Fiduciary Defendants and John Does

51-100 to time the PIMCO Funds, the PIMCO Defendants placed their own self-interest in maximizing their compensation and other payments over the interest of the PIMCO Funds and its shareholders.

98. By virtue of the foregoing, the PIMCO Defendants and the Trustees have violated Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b).

99. As a direct and proximate result of the PIMCO Defendants' wrongful conduct, the assets and value (including the NAV) of the PIMCO Funds have been reduced and diminished and the corporate assets of the PIMCO Funds have been wasted and the PIMCO Defendants and the Trustees are liable.

COUNT II
Common Law Breach Of Fiduciary Duty
(Against the PIMCO Defendants and the Trustee Defendants)

100. Plaintiff incorporates by reference all paragraphs above as if set forth herein.

101. The PIMCO Defendants and the Trustee Defendants and each of them owed to the PIMCO Total Return Fund, the PEA Innovation Fund, PIMCO Funds Trust, PIMCO Funds: Mutli-Manager Series and the PIMCO Funds, and their shareholders, the duty to exercise due care and diligence, honesty and loyalty in the management and administration of the affairs of each PIMCO Fund and in the use and preservation of its property and assets, and owed the duty of full and candid disclosure of all material facts thereto. Further, said defendants owed a duty to the

PIMCO Funds and their shareholders not to waste the funds' corporate assets and not to place their own personal self-interest above the best interest of the funds and their shareholders.

102. To discharge those duties, the PIMCO Defendants and the Trustee Defendants were required to exercise prudent supervision over the management, policies, practices, controls, and financial and corporate affairs of the PIMCO Funds.

103. As alleged above, each of said defendants breached his or its fiduciary duty or conspired with each of said defendants in the breach of his or its fiduciary duty by receiving excessive compensation or payments in connection with the timing scheme and other manipulative schemes as alleged in this Complaint.

104. As alleged above, each of said defendants also breached or conspired with each of said defendants to breach his or its fiduciary duty to preserve and not to waste the assets of the PIMCO Funds by permitting or incurring excess charges and expenses to the funds in connection with the timing scheme and other manipulative schemes as alleged in this Complaint.

COUNT III
AIDING AND ABETTING BREACH OF FIDUCIARY DUTY
(Against the Market Timing Consultant Defendants,
Canary and John Does 51-100)

105. Plaintiff incorporates by reference all paragraphs above as if set forth herein.

106. The Market Timing Consultant Defendants, Canary and John Does 51-100, knew of the existence of the fiduciary duty between the PIMCO Defendants and the Trustee Defendants and the PIMCO Funds and knew the extent of that duty. The Market Timing Consultant Defendants, Canary and John Does 51-100, knew of the acts of late trading and timing made by them in the PIMCO Funds and knew that these acts and manipulative devices were a breach of the fiduciary duties that the PIMCO Defendants and the Trustee Defendants owed to the PIMCO Funds. The Market Timing Consultant Defendants, Canary and John Does 51-100, maliciously, without justification and through unlawful means, aided and abetted and conspired with the PIMCO Defendants and the Trustee Defendants in breaching their fiduciary duties and provided substantial assistance and encouragement to the PIMCO Defendants and the Trustee Defendants in violating their fiduciary duties in the manner and by the actions described in this Complaint.

107. The Market Timing Consultant Defendants, Canary and John Does 51-100, are jointly and severally liable to the PIMCO Funds for damages proximately caused by their aiding and abetting as alleged herein.

108. As a direct and proximate result of defendants' wrongful conduct, the assets and value (including the NAV) of the PIMCO Funds have been reduced and diminished and the corporate assets of the PIMCO Funds have been wasted.

COUNT IV
CIVIL CONSPIRACY
(Against the PIMCO Defendants, the Advisor, Canary, the Market Timing Consultant Defendants and John Does 1-100)

109. Plaintiff incorporates by reference all paragraphs above as if set forth herein.

110. The PIMCO Defendants, the Advisor, Canary, the Market Timing Consultant Defendants and John Does 1-100 entered into an agreement or agreements or combinations with each other to accomplish by common plan the illegal acts described in this Complaint and by their actions demonstrated the existence of an agreement and combination.

111. The PIMCO Defendants, the Advisor, Canary, Market Timing Consultant Defendants and John Does 1-100 by their actions have manifested actual knowledge that a tortious or illegal act or acts was planned and their intention to aid in such act or acts.

112. The PIMCO Defendants, the Advisor, Canary, Market Timing Consultant Defendants and John Does 1-100 maliciously and intentionally conspired, combined and agreed with one another to commit the unlawful acts alleged in this Complaint or to commit acts by unlawful means causing injury to Plaintiff and proximately causing injury and damages to the Plaintiff for which they are jointly and severally liable.

113. The PIMCO Funds have suffered damages as a result of the wrongs and the conspiracy to commit such wrongs as alleged in the Complaint in an amount to be proved at trial. **WHEREFORE**, Plaintiff prays for judgment as follows:

A. Removing the current Trustees of the Trust and replacing them with independent Trustees,

B. Awarding monetary damages against all of the Defendants, jointly and severally, in favor of the PIMCO Funds, for all losses and damages suffered as a result of the wrongdoings alleged in this Complaint, including punitive damages where appropriate, together with interest thereon,

C. Awarding plaintiff the fees and expenses incurred in this action, including reasonable allowance of fees for plaintiffs' attorneys and experts,

D. Granting plaintiff such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury of all issues so triable.

Dated: March 22, 2004

WOLF HALDENSTEIN ADLER
FREEMAN & HERZ, LLP
FRANCIS M. GREGOREK
BETSY C. MANIFOLD
FRANCIS A. BOTTINI, JR,
RACHELE R. RICKERT

FRANCIS M. GREGOREK

I, James Oshode,

hereby verify that I have

that it is true and correct t

Dated: March 18, 200

750 B Street, Suite 2770
San Diego, CA 92101
Telephone: 619/239-4599
Facsimile: 619/234-4599

Attorneys for Plaintiff

CHITWOOD & HARLEY
Martin D. Chitwood, Esq.
Lauren D. Antonino, Esq.
2300 Promenade II
1230 Peachtree Street, NE
Atlanta, GA 30309
Telephone: 404/873-3900

LAW OFFICES OF BRUCE MURPHY
Bruce Murphy, Esq.
265 Llwyds Lane
Vero Beach, Florida 32963
Telephone: 772/231-4202

PIMCO.CPT:10123

EXHIBIT A

Exhibit A

The PIMCO Funds

The PIMCO Funds is comprised of portfolios that offer domestic and international equity and fixed-income investments which includes, but is not limited to, the following (organized by advisor):

Pacific Investment Management Company LLC (PIMCO Advisors)

StocksPLUS	Total Return Mortgage	CA Muni Bond
StocksPLUS Total Return	Diversified Income	NY Muni Bond
Short-Term	High Yield	Real Return
Low Duration	Global Bond II	CommodityRealReturn Strategy
Short Duration Municipal Income	Foreign Bond	All Asset
Money Market	Emerging Markets Bond	Asset Allocation
Total Return	Municipal Bond	International StocksPLUS TR Strategy
Long-Term U.S. Govt.	CA Intermediate Muni Bond	RealEstateRealReturn Strategy
GNMA		

PEA Capital LLC (PEA)

PEA Value	PEA Renaissance	PEA Growth and Income
PEA Growth	PEA Target	PEA Opportunity
PEA Innovation		

NFJ Investment Group L.P. (NFJ)

NFJ Large-Cap Value	NFJ Dividend Value	NFJ Small-Cap Value

Cadence Capital Management LLC (Cadence)

CCM Capital Appreciation	CCM Mid-Cap

RCM Capital Management LLC (RCM)

RCM Large-Cap Growth	RCM Tax-Managed Growth	RCM Mid-Cap
RCM Global Small-Cap	RCM International Growth Equity	RCM Global Healthcare
RCM Biotechnology	RCM Global Technology	Asset Allocation

Nicholas-Applegate Capital Management LLC (NACM)

NACM Value	NACM Flex-Cap	NACM Growth
NACM Global	NACM International	NACM Pacific Rim